UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BGM Group Ltd Announces the Completion of Strategic Acquisition

Reference is made to the Form 6-K filing that BGM Group Ltd (the “Company” or “BGM”) filed on March 19, 2025, in relation to the contemplated acquisition of 100% equity interest of YX Management Company Limited (the “Target Company”). Today BGM announces that the acquisition has been successfully consummated. In accordance with the Agreement dated March 18, 2025 (the “Agreement”), BGM has acquired all of the equity interests of the Target Company, which comprises of Martline Limited, Cymatrix Limited, Innovo Limited and Techvovo Limited, the existing shareholders holding 100% equity securities of the Target Company (collectively referred to as the “Sellers”).

As consideration for this acquisition, BGM agreed to issue a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. As of April 25, 2025 (the “Closing Date”), the Sellers now collectively hold 47,500,000 Class A ordinary shares of the Company, representing approximately 32.6% of the total issued and outstanding shares and approximately 2.2% of the total voting power of the Company. Except as otherwise stated in the Agreement, the Sellers shall not, directly or indirectly, transfer, sell, assign, pledge or dispose any Consideration Share at any time on or before the expiry of a 60-month period upon the Closing Date.

The Company aims to advance the technological evolution and business expansion of its intelligent platform, DuXiaoBao, and the Company looks forward to leveraging the synergies and opportunities presented by the newly acquired Target Company to accelerate the AI-driven strategic upgrade of DuXiaoBao and contribute to the Company’s future growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer